EXHIBIT 99.1

NUMBER OF SHARES AND VOTING RIGHTS OF INNATE PHARMA AS OF NOVEMBER 27, 2025

Marseille, France, November 28, 2025, 7:00 A.M. CET

Pursuant to the article L. 233-8 II of the French “Code de Commerce” and the article 223-16 of the French stock-market authorities (Autorité des Marchés Financiers, or “AMF”) General Regulation, Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) releases its total number of shares outstanding as well as its voting rights as of November 27, 2025:

Total number of shares outstanding:	92,196,523 ordinary shares
6,334 Preferred Shares 2016 7,581 Preferred Shares 2017
Total number of theoretical voting rights (1): Total number of exercisable voting rights (2):	92,962,943 92,944,368
(1) The total number of theoretical voting rights (or “gross” voting rights) is used as the basis for calculating the crossing of shareholding thresholds. In accordance with Article 223-11 of the AMF General Regulation, this number is calculated on the basis of all shares to which voting rights are attached, including shares whose voting rights have been suspended. The total number of theoretical voting rights includes voting rights attached to AGAP 2016, i.e. 130 voting rights for the AGAP 2016-1 and 111 voting rights for the AGAP 2016-2. No voting rights attached to AGAP 2017.
(2) The total number of exercisable voting rights (or “net” voting rights) is calculated without taking into account the shares held in treasury by the Company, with suspended voting rights. It is released so as to ensure that the market is adequately informed, in accordance with the recommendation made by the AMF on July 17, 2007.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.

Innate Pharma is advancing a portfolio of differentiated potential first and/or best-in-class assets, focused on areas of high unmet medical need, including IPH4502, a differentiated Nectin-4 ADC developed in solid tumors, lacutamab, an anti-KIR3DL2 antibody developed in cutaneous T cell lymphomas and peripheral T cell lymphomas, and monalizumab, an anti-NKG2A antibody developed in collaboration with AstraZeneca in non-small cell lung cancer.

Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology. Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares:
ISIN code: FR0010331421
Ticker code: Euronext: IPH Nasdaq: IPHA
LEI: 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors & Media Relations
Innate Pharma

Stéphanie Cornen
stephanie.cornen@innate-pharma.fr

Investor Relations
investors@innate-pharma.fr

Medias
communication@innate-pharma.fr